AMENDING AGREEMENT TO HODGKINSON VENTURES INC. LOAN AGREEMENT

THIS AGREEMENT made effective as of the 28th day of September, 2015.

AMONG:

DEJOUR ENERGY INC. a corporation existing under laws of the Province of British Columbia (as "**Borrower**")

- and -

HODGKINSON VENTURES INC., a corporation existing under laws of the Province of Ontario (as "**Lender**")

- and -

DEJOUR ENERGY (USA) CORP., a corporation existing under the laws of the State of Nevada ("**Guarantor**") as a guarantor

WHEREAS:

A. The Borrower, the Lender and the Guarantor entered into a loan agreement (the "**Loan Agreement**") dated for reference June 22, 2015 whereby the Lender provided to the Borrower a loan in the principal amount of up to CDN $2,000,000 (the "**Loan**").

B. The parties desire to amend the Loan Agreement to extend the maturity date of the Loan pursuant to the terms of this agreement (the "**Amending Agreement**").

NOW THEREFORE THIS AGREEMENT WITNESSETH THAT, in consideration of the premises and the respective covenants and agreements herein contained, the parties hereto hereby covenant and agree as follows:

1. The Loan Agreement is amended as follows:

   (a) The definition of Maturity Date in paragraph 1.1 is replaced with the following:

   "**Maturity Date**" means December 31, 2015;"

2. The foregoing changes shall be deemed to be effective as of the date of this Amending Agreement and shall be incorporated into the Loan Agreement as if they had been made as of the date thereof.

3. Each party will from time to time promptly execute and deliver all further documents and take all further action necessary or appropriate to give effect to and perform the provisions and intent of this Amending Agreement.

4. Other than as specifically provided in this Amending Agreement, the provisions of the Loan Agreement remain in full force and effect and unamended.

5. This Amending Agreement may be executed and delivered in one or more counterparts, each of which when executed and delivered shall be deemed an original but all of which together shall be deemed to constitute one and the same instrument.

IN WITNESS WHEREOF the parties hereto have executed this Amending Agreement as of the date first written above.

DEJOUR ENERGY INC.

Per: ______________________

HODGKINSON VENTURES INC.

Per: ______________________

DEJOUR ENERGY (US) CORP.

Per: ______________________

IN WITNESS WHEREOF the parties hereto have executed this Amending Agreement as of the date first written above.

DEJOUR ENERGY INC.

Per: ______________________

DEJOUR ENERGY (US) CORP.

Per: ______________________

HODGKINSON VENTURES INC.

Per: ______________________